                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2022/02/14: To represent the Company’s subsidiary HeJian Technology (Suzhou) Co. on Covid-19 status

Exhibit 99

To represent the Company’s subsidiary HeJian Technology (Suzhou) Co. on Covid-19 status

1. Date of occurrence of the event: 2022/02/14

2. Company name: HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The company’s 8-inch wafer fab subsidiary, HeJian Technology (Suzhou) Co. which is located in Suzhou, China, is temporarily halting its production due to a suspected infection of an employee and conducting company-wide PCR test. Once the PCR test is completed, HeJian Technology will resume its production ASAP with local authorities’ approval.

HeJian contributes approximately 5% to UMC’s consolidated revenues. UMC reiterates its Q1 financial guidance will not be impacted due to this event. UMC Q1 guidance: ASP to increase 5% QoQ, gross profit margins to be approximately 40%, shipment remains flat. UMC’s market share will continue to grow in the global foundry market. This incident has no material impact on the company’s financial business.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A